

July 26, 2010

Mr. Steven R. Bromley
President and Chief Executive Officer
SunOpta Inc.
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2
Canada

> **Re:** **SunOpta Inc.**
> **Form 10-K**
> **Filed March 11, 2010**
> **Schedule 14A**
> **Filed April 29, 2010**
> **File No. 001-34198**

Dear Mr. Bromley:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director